Exhibit 99.3

NANO DIMENSION LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company’s counsel Zysman, Aharoni, Gayer & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, on April 16, 2020, at 12:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760 – 2000.

The Meeting is being called for the following purposes:

1.	To increase the Company’s authorized share capital;

2.	To adopt the amended and restated articles of association of the Company; and

3.	In the event that Proposal No. 1 for the increase of share capital is approved, to approve a reverse split of the Company’s share capital.

The Board of Directors unanimously recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on March 16, 2020 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Proposals No. 1, 2 and 3 to be presented at the Meeting require a Simple Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote by completing, dating, signing and mailing the proxy to the Company’s offices no later than April 16, 2020, at 8:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than April 16, 2020, at 8:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to the Company a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Ofir Baharav

Chairman of the Board of Directors

March 11, 2020

NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 16, 2020

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on April 16, 2020, at 12:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 0.10 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, April 16, 2020 at 1:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), Proposals No. 1, 2 and 3 described hereinafter require the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

PROPOSAL 1

TO INCREASE THE COMPANY’S REGISTERED SHARE CAPITAL

Following the approval of the Company’s Board of Directors, the shareholders of the Company are requested to approve an increase to the Company’s authorized share capital by NIS 100,000,000 (the “Increase of Share Capital”). Accordingly, after giving effect to the Increase of Share Capital, the authorized share capital of the Company will be NIS 150,000,000 divided into 1,500,000,000 Ordinary Shares, par value NIS 0.10 each.

The current issued share capital of the Company on a fully diluted basis (including all outstanding warrants and options) is approximately NIS 57,900,000, comprised of 579,000,000 ordinary shares, NIS 0.10 par value each. In order to allow the Company to accommodate exercise of warrants and options, as well as pursue equity funding in the future to allow continued operation of the business, and while the current authorized share capital of the Company is only NIS 50,000,000, the Company requests the approval of shareholders to increase its authorized share capital to NIS 150,000,000.

The Board of Directors believes that the increase to the Company’s authorized share capital is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Increase of Share Capital by NIS 100,000,000, to NIS 150,000,000, divided into 1,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend the Company’s articles of association to effect the same, as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 2

TO ADOPT THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY

On February 26, 2019, the Company’s Board of Directors approved, and recommended that the Company’s shareholders approve, to replace the Company’s current articles of association with the amended and restated articles of association, in the form attached hereto as Exhibit A (the “Amended Articles”).

The Amended Articles includes, among others, the following changes to the current articles of association:

Staggered Board of Directors

The Amended Articles provide for a split of the Board of Directors into three classes with staggered three-year terms. At each annual general meeting of the Company’s shareholders, the election or re-election of directors (other than external directors, if any) following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2021 and thereafter, each year the term of office of only one class of directors will expire. The Company’s Board of Directors believes that given the current status of the Company and its current cash position, it is important to ensure that the Board of Directors has the tools to promote the interests of the Company and its shareholders in the long-term. Furthermore, the implementation of the staggered board could delay the ability of shareholders to change the membership of a majority of the Company’s Board of Directors.

If approved at the Meeting, the Company’s directors (other than external directors, if any), if elected and re-elected, as applicable, will be divided among the three classes as follows:

Mr. Amit Dror and Mr. Roni Kleinfeld, will be each classified as a Class I director and their respective terms will expire at the Company’s annual general meeting of shareholders to be held in 2021;

Mr. Simon Anthony-Fried and Ms. Nira Poran, will be each classified as a Class II director and their respective terms will expire at the Company’s annual general meeting of shareholders to be held in 2022; and

Mr. Ofir Baharav, Mr, Yaron Eitan and Mr. J. Christopher Moran, will be each classified as a Class III director and their respective terms will expire at the Company’s annual general meeting of shareholders to be held in 2023.

Further, according to the Amended Articles, amending the provisions included therein and related to the staggered Board of Directors mechanism will require an affirmative vote of 70% of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting.

The Board of Directors believes that given the Company’s current market value and cash position, it is important to ensure that the Board of Directors has the tools to promote the Company’s interests and the Company’s shareholders’ interests in the long-term.

In the event the aforesaid proposal is not adopted at the Meeting, the members of the Board of Directors as set forth herein will hold office until the close of the next annual general meeting of the Company.

Composition of the Board of Directors

According to the Amended Articles, the Company’s Board of Directors shall be comprised of not less than three (3) and not more than twelve (12) directors (including external directors, if any), as may be fixed from time to time by the Board of Directors. Amending this provision will require an affirmative vote of 70% of the voting power represented at a general meeting and voting thereon.

The Board of Directors believes that given the Company’s current market value and cash position, it is important to ensure that the Board of Directors has the tools to promote the Company’s interests and the Company’s shareholders’ interests in the long-term.

General

In addition to the major changes described above, the Amended Articles include other amendments, and shareholders are encouraged to read the entire Amended Articles.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to adopt the Amended Articles in the form attached as Exhibit A to the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

PROPOSAL 3

APPROVAL of REVERSE SPLIT OF THE COMPANY’S ORDINARY SHARES

In the event Proposal No. 1 for the Increase of Share Capital is approved, and following the approval of the Company’s Board of Directors, the shareholders of the Company are requested to approve a reverse share split of the Company’s Ordinary Shares at a ratio of 1-for-50 (the “Reverse Split”). The Company’s ADSs are listed for trading on the Nasdaq Capital Market, each ADS currently represents 50 Ordinary Shares. The Company’s Board of Directors believes that a 1:1 ratio of ADSs to Ordinary Shares is preferable considering the Company’s upcoming voluntary delisting from the TASE, and may contribute to increased tradability of the Company’s ADSs.

The implementation of the Reverse Split will result in the reduction of the number of authorized as well as the issued and outstanding Ordinary Shares in accordance with the exchange ratio (1:50), and the increase of the par value per Ordinary Share proportionately. For example, if the Reverse Split is approved, the authorized share capital of the Company will be reduced from 1,500,000,000 Ordinary Shares (following the increase pursuant to Proposal No. 1) to 30,000,000 Ordinary Shares. The 399,267,867 Ordinary Shares currently outstanding, will be reduced to approximately 7,985,357 Ordinary Shares. The par value per Ordinary Share will be increased from NIS 0.10 to NIS 5.00 per Ordinary Share.

In addition, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding convertible securities, such as options and warrants will be adjusted pursuant to the terms of such instruments in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to the Nano Dimension Ltd. Employee Stock Option Plan (2015) shall be proportionately adjusted.

If the Reverse Split is approved, then the Board of Directors will have the authority to decide on the date to implement the Reverse Split. Following such determination by the Company’s Board of Directors, the Company will issue a press release announcing the effective date of the Reverse Split.

The Reverse Split will be effected simultaneously for all of the Company’s Ordinary Shares, and the exchange ratio will be the same for all Ordinary Shares. The Reverse Split will affect all of the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares issued pursuant to the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Current Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Company’s Board of Directors believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company does effect a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares and/or ADSs will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares and/or ADSs will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or, (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

In addition, the Board of Directors has determined that upon the implementation of the Reverse Split, each outstanding ADS will be adjusted such that the number of Ordinary Shares underlying each ADS will be reduced on the same proportionate basis as the reduction in the issued and outstanding Ordinary Shares such that one ADS will represent one Ordinary Share. The effective date of such ratio change of the ADSs has not been determined, and the Company’s Board of Directors has the authority to effect such ADS ratio change.

The Board of Directors believes that the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

“RESOLVED, in the event Proposal No. 1 for the Increase of Share Capital is approved, to approve the Reverse Split of the Company’s Ordinary Shares at a ratio of 1-for-50, to be effective on the date to be determined by the Board of Directors, and to amend Company’s articles of association to effect the same, as set forth in the Proxy Statement.”

In the event that Proposal No. 1 for the Increase of Share Capital is not approved, this Proposal No. 3 will be disregarded.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the United States Securities and Exchange Commission (the “SEC”). Shareholders may read and copy any document the Company files at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 5760- 2000) the Company also files reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 11, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 11, 2020, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Amit Dror, Chief Executive Officer, Ms. Yael Sandler, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at the offices of the Company’s counsel Zysman, Aharoni, Gayer & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, on April 16, 2020, at 12:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

April 16, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the Increase of Share Capital by NIS 100,000,000, to NIS 150,000,000, divided into 1,500,000,000 Ordinary Shares, par value NIS 0.10 each, and to amend the Company’s articles of association to effect the same, as set forth in the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.	To adopt the Amended Articles in the form attached as Exhibit A to the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

3.	In the event Proposal No. 1 for the Increase of Share Capital is approved, to approve the Reverse Split of the Company’s Ordinary Shares at a ratio of 1-for-50, to be effective on the date to be determined by the Board of Directors, and to amend the Company’s articles of association to effect the same, as set forth in the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2020
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2020
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Exhibit A

Amended and Restated Articles of Association